Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-18

PolyMet drilling program results in additions to NorthMet
Mineral Resources and Reserves

St. Paul, Minn., November 19, 2019 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, today announced updated Mineral Resources and Reserves for the NorthMet deposit based on results of its 2018-19 drilling program. Highlights include:

•	Proven and Probable Reserves increased by 14% to 290 million tons;
•	Measured and Indicated Resources increased by 22% to 795 million tons.
“We are pleased with the improvements the drilling program delivered to our mineral resource, with an additional 177 million pounds of copper, 53 million pounds of nickel and 322,000 ounces of precious metals added to the Proven and Probable Reserve category,” said Jon Cherry, president and CEO.

“The drilling program outcomes are indicative of our tremendous NorthMet asset and the progress we continue to make with the project,” Cherry said. “With a fully permitted project, we remain in ongoing discussions with potential lenders about financing while we also continue to identify opportunities to optimize and deliver the project in the most economic way possible.”

The results of drilling that commenced in the fourth quarter of 2018 and concluded in 2019 were used to convert material from the Inferred category into the Measured and Indicated Resource classifications. Subsequently, the Reserve was updated under NI 43-101 guidelines.

Updated NorthMet Mineral Resources and Mineral Reserves

Mineral reserves
The 2018-19 drilling program increased the Proven and Probable Mineral Reserve by 35.7 million tons, or 14%. The January 2018 and September 2019 reserve statements are shown in Table 1.  Metal prices used for the reserve calculations are shown in Table 2.

Table 1. Mineral Reserves Statement – January 2018 and September 2019

Class	Tonnage	2018 Grades (Diluted)
	(x 1,000)	Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver	NSR
		(%)	(%)	(ppb)	(ppb)	(ppb)	(ppm)	(ppm)	$/t
Proven	121,849	0.308	0.087	82	282	41	74.81	1.11	19.87
Probable	132,820	0.281	0.081	78	256	37	74.06	1.02	18.02
Total	254,669	0.294	0.084	80	268	39	74.42	1.06	18.90
Contained Metal		1.497 Blb	427 Mlb	0.59 Moz	2.00 Moz	0.29 Moz	37.9 Mlb	7.91 Moz
Class	Tonnage	2019 Grades (Diluted)
	(x 1,000)	Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver	NSR
		(%)	(%)	(ppb)	(ppb)	(ppb)	(ppm)	(ppm)	$/t
Proven	173,495	0.288	0.083	75	270	39	74.21	1.05	19.84
Probable	116,904	0.288	0.081	76	256	37	73.56	1.08	19.60
Total	290,399	0.288	0.083	75	264	39	73.95	1.06	19.74
Contained Metal		1.674 Blb	480 Mlb	0.64 Moz	2.24 Moz	0.33 Moz	42.9 Mlb	8.96 Moz

Notes:
(1)	Mineral Reserves tonnage and contained metal are rounded to reflect the accuracy of the estimate; numbers may not add due to rounding.
(2)
The 2019 Mineral Reserves estimate is effective as of September 2019. The QP for the estimate is Herb Welhener, RM-SME, of Independent Mining Consultants, Inc. The mineral reserves statement for January 2018 is extracted from the company’s March 26, 2018 technical report titled “NorthMet Project” (the “NorthMet Technical Report”).

(3)	All reserves are stated above a $7.98 Net Smelter Return (NSR) cutoff and bound within the final pit design.
(4)	Net Smelter Return includes payable metal values less concentrate transportation and smelting and refining costs.
(5)	January 2018 pit; average waste: ore ratio = 1.47. September 2019 pit; average waste: ore ratio = 1.43
(6)	Tonnage and grade estimates are in Imperial units. Estimation methodology has not changed from the NorthMet Technical Report.
(7)	The risks that could materially affect the development of the NorthMet asset are set out under the heading “Risk Factors” in the company’s Annual Information Form dated March 28, 2019.

Table 2. Reserve metal prices from 2018 and 2019

All Metal Prices	Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver
In US Dollars	per lb	per lb	per oz	per oz	per oz	per lb	per oz
2018	2.93	6.50	1286	734	1263	13.28	19.06
2019	2.91	5.54	889	1058	1274	28.82	16.19

Mineral resources
Mineral Resources statements from 2018 and 2019 are shown in Table 3. The additional drilling increased Measured and Indicated Mineral Resources by 146 million tons while decreasing the Inferred Mineral Resources by 51 million tons. The 2019 Mineral Resources prices are based on a 15% increase from the prices used in the 2019 Mineral Reserves estimates.  Metal price assumptions are shown in Table 4.

Table 3. Measured, Indicated and Inferred Mineral Resources from 2018 and 2019

2018 Grades (Undiluted)
Class	Tonnage (X1000)	Copper (%)	Nickel (%)	Platinum (ppt)	Palladium (ppt)	Gold (ppt)	Cobalt (ppm)	Silver (ppm)	NSR (US$/t)
Measured	237,200	0.270	0.080	69	241	35	72	0.97	19.67
Indicated	412,200	0.230	0.070	63	210	32	70	0.87	16.95
M+I	649,400	0.245	0.074	65	221	33	71	0.91	17.94
Inferred	508,900	0.240	0.070	72	234	37	66	0.93	17.66
2019 Grades (Undiluted)
Class	Tonnage (X1000)	Copper (%)	Nickel (%)	Platinum (ppt)	Palladium (ppt)	Gold (ppt)	Cobalt (ppm)	Silver (ppm)	NSR (US$/t)
Measured	351,500	0.240	0.073	64	222	33	71	0.88	19.01
Indicated	443,700	0.230	0.069	61	207	30	68	0.87	17.91
M+I	795,200	0.234	0.071	62	214	31	69	0.87	18.40
Inferred	457,700	0.236	0.067	63	225	32	56	0.87	18.07

Notes:
(1)	Mineral Resources tonnage and grades are rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
(2)
The 2019 Mineral Resources estimate is effective as of July 2019. The QP for the estimate is Zachary J. Black, RM-SME, of Hard Rock Consulting, LLC. The mineral resources statement for 2018 is extracted from the NorthMet Technical Report

(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)
Mineral Resources are reported inclusive of Mineral Reserves at $6.34 Net Smelter Return (NSR) cut-off. The Mineral Resources are considered amenable to open pit mining and are reported within an optimized pit shell. Pit optimization is based on total ore costs of $5.49/ton processed, mining costs of $1.15/ton at surface and increasing $0.02/ton for every 50 feet of depth, and pit slope angles of 48 degrees. Tonnages are reported in short tons (2000lbs)

(5)	The Mineral Resources estimation methodology has not changed from the NorthMet Technical Report.
(6)	The risks that could materially affect the development of the NorthMet asset are set out under the heading “Risk Factors” in the company’s Annual Information Form dated March 28, 2019.

Table 4. Resource metal prices from 2018 and 2019

All Metal Prices	Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver
In US Dollars	per lb	per lb	per oz	per oz	per oz	per lb	per oz
2018	3.30	8.50	1286	734	1263	13.28	19.06
2019	3.34	6.37	1023	1216	1465	33.14	18.62

Drill hole locations
Drill hole locations from the 2018 and 2019 drilling program in the east and west pit, are shown in Figure 1. Table 5 contains a summary of all 2018 and 2019 drilling assay results. Table 6 contains the drill hole locations.

Figure 1. Location of drill holes from the 2018 and 2019 drilling program

Table 5. 2018 and 2019 drilling results

Hole	From ft	To Ft	Interval ft	True Width	Rec Cu Eq %	Cu Eq %	Cu %	Ni %	Co ppm	Pd ppb	Pt ppb	Au ppb	Ag ppm	Unit
East Pit Metallurgical Drilling
18-001	6.0	300.0	294.0	Down dip	0.77	1.02	0.43	0.12	86	371	82	43	1.47	Unit 1

18-002	0.0	62.0	62.0	41	0.49	0.66	0.27	0.08	66	238	46	20	0.88	Unit 1
18-002	87.0	232.0	145.0	96	0.54	0.73	0.21	0.07	89	196	35	21	0.96	Unit 1

18-003	0.0	129.0	129.0	129	0.66	0.88	0.35	0.10	87	345	79	34	1.06	Unit 1

18-004	13.0	173.0	160.0	Down dip	0.88	1.15	0.46	0.13	82	483	110	67	1.39	Unit 1
18-004	188.0	300.0	112.0	Down dip	0.74	1.01	0.42	0.14	130	281	68	35	1.28	Unit 1

18-005	0.0	174.0	174.0	117	0.58	0.78	0.32	0.10	79	274	71	25	1.04	Unit 1
18-005	209.0	294.0	85.0	57	0.55	0.75	0.33	0.10	107	155	43	19	1.19	Unit 1

18-006	10.0	85.0	75.0	75	0.44	0.60	0.23	0.07	68	223	45	24	0.79	Unit 1
18-006	135.0	160.0	25.0	25	0.34	0.47	0.14	0.05	65	225	84	16	0.38	Unit 1

18-017	7.0	342.0	335.0	Down dip	0.65	0.88	0.35	0.11	89	318	76	36	1.19	Unit 1
18-017	352.0	407.0	55.0	Down dip	0.42	0.57	0.21	0.06	69	253	50	21	0.60	Unit 1

18-018	0.0	281.0	281.0	Down dip	0.72	0.97	0.40	0.12	103	277	71	36	1.32	Unit 1
18-018	291.0	456.0	165.0	Down dip	0.59	0.80	0.31	0.10	96	280	65	34	0.93	Unit 1
18-018	471.0	500.0	29.0	Down dip	0.72	0.95	0.41	0.11	98	344	73	34	1.05	Unit 1
West Pit Metallurgical Drilling
18-013	27.0	159.0	132.0	123	0.73	0.98	0.38	0.10	91	348	123	94	2.36	Magenta
18-013	209.0	249.0	40.0	37	0.57	0.75	0.29	0.07	66	322	120	38	1.12	Unit 1/3
18-013	264.0	324.0	60.0	56	0.53	0.52	0.11	0.04	56	110	32	19	0.80	Unit 1/3
18-013	334.0	494.0	160.0	150	0.43	0.60	0.19	0.08	83	215	66	31	0.48	Unit 1/3
18-013	519.0	639.0	120.0	112	1.39	1.82	0.65	0.16	90	994	168	229	3.23	Unit 1/3

18-014	24.0	99.0	75.0	75	0.75	1.00	0.35	0.10	83	367	142	81	1.07	Magenta
18-014	109.0	134.0	25.0	25	0.54	0.73	0.29	0.07	72	247	86	76	1.16	Magenta
18-014	319.0	404.0	85.0	85	0.73	0.99	0.34	0.10	97	453	132	71	1.03	Unit 1/3
18-014	409.0	489.0	80.0	80	0.44	0.61	0.20	0.07	82	246	57	44	0.88	Unit 1/3
18-014	504.0	554.0	50.0	50	0.46	0.67	0.18	0.10	115	226	63	50	0.45	Unit 1/3
18-014	569.0	594.0	25.0	25	0.79	1.06	0.37	0.11	93	444	196	58	1.08	Unit 1/3
18-014	679.0	704.0	25.0	25	0.28	0.39	0.16	0.04	62	113	27	16	0.37	Unit 1/3
18-014	724.0	769.0	45.0	45	0.36	0.49	0.42	0.11	136	135	43	24	1.31	Unit 1/3

18-015	12.0	61.0	49.0	49	0.86	1.14	0.42	0.11	82	570	173	80	1.46	Magenta
18-015	101.0	131.0	30.0	30	0.38	0.52	0.17	0.05	64	252	92	37	0.42	Magenta
18-015	316.0	550.0	234.0	234	0.59	0.81	0.30	0.10	97	297	80	35	1.10	Unit 1/3

18-016	16.0	134.0	118.0	118	0.42	0.57	0.20	0.06	64	225	82	35	0.52	Magenta
18-016	314.0	474.0	160.0	160	0.65	0.88	0.31	0.11	95	343	102	45	1.06	Unit 1/3
18-016	484.0	550.0	66.0	66	0.32	0.46	0.18	0.07	84	79	31	15	0.63	Unit 1/3
West Pit Infilll Drilling
19-001	120.0	175.0	55.0	53	0.50	0.68	0.20	0.07	67	365	118	47	0.54	Magenta
19-001	600.0	625.0	25.0	23	0.63	0.88	0.17	0.06	76	555	175	214	0.88	Unit 1/3
19-001	675.0	820.0	145.0	103	0.76	1.01	0.40	0.12	94	371	103	50	1.48	Unit 1/3

19-002	164.0	254.0	90.0	90	0.65	0.87	0.26	0.07	67	509	167	71	1.08	Magenta
19-002	329.0	394.0	65.0	63	0.33	0.46	0.15	0.05	63	190	60	36	0.65	Unit 1/3
19-002	464.0	494.0	30.0	29	0.43	0.61	0.25	0.08	128	119	27	19	0.82	Unit 1/3
19-002	509.0	579.0	70.0	68	0.27	0.43	0.14	0.07	125	36	9	12	0.43	Unit 1/3
19-002	704.0	839.0	135.0	130	0.74	0.99	0.37	0.12	89	401	106	55	1.24	Unit 1/3

Hole	From ft	To Ft	Interval ft	True Width	Rec Cu Eq%	Cu Eq %	Cu %	Ni %	Co ppm	Pd ppb	Pt ppb	Au ppb	Ag ppm	Unit
19-003	117.0	282.0	165.0	160	0.63	0.84	0.30	0.08	66	396	120	79	1.36	Magenta
19-003	312.0	377.0	65.0	62	0.40	0.56	0.19	0.05	63	177	69	102	0.52	Unit 1/3
19-003	392.0	417.0	25.0	24	0.52	0.70	0.26	0.06	85	305	143	34	0.59	Unit 1/3
19-003	522.0	552.0	30.0	28	0.77	1.11	0.42	0.19	211	164	53	21	0.58	Unit 1/3
19-003	562.0	612.0	50.0	47	0.56	0.79	0.27	0.12	136	184	82	33	0.53	Unit 1/3
19-003	637.0	900.0	263.0	249	0.63	0.85	0.33	0.10	97	302	80	48	1.18	Unit 1/3

19-004	113.0	148.0	35.0	35	0.39	0.54	0.16	0.06	63	245	115	37	0.84	Magenta
19-004	313.0	343.0	30.0	30	0.32	0.46	0.14	0.05	87	135	42	21	0.38	Unit 1/3
19-004	578.0	843.0	265.0	265	0.63	0.86	0.33	0.11	99	298	82	40	1.23	Unit 1/3
19-004	858.0	888.0	30.0	30	2.35	2.94	1.41	0.21	108	1,543	84	141	8.65	Unit 1/3

19-005	15.0	125.0	110.0	110	0.54	0.73	0.26	0.08	76	287	116	51	0.96	Magenta
19-005	145.0	210.0	65.0	65	0.46	0.62	0.24	0.06	64	222	88	50	0.94	Magenta
19-005	220.0	250.0	30.0	29	0.42	0.57	0.26	0.07	66	129	43	36	1.08	Unit1/3
19-005	315.0	405.0	90.0	88	0.42	0.57	0.24	0.06	71	177	73	37	1.01	Unit1/3
19-005	455.0	575.0	120.0	117	0.89	1.19	0.37	0.11	71	401	115	60	1.61	Unit1/3

19-006	44.0	74.0	30.0	24	0.21	0.26	0.09	0.05	75	72	36	22	0.26	Magenta
19-006	89.0	164.0	75.0	61	0.54	0.72	0.28	0.08	80	272	99	43	1.03	Magenta
19-006	174.0	284.0	110.0	89	0.47	0.64	0.24	0.07	69	230	87	48	1.09	Magenta
19-006	664.0	809.0	145.0	145	0.89	1.53	0.47	0.14	104	438	126	58	1.68	Unit1/3

19-007	80.0	220.0	140.0	119	0.63	0.84	0.33	0.08	74	321	123	60	1.28	Magenta
19-007	230.0	255.0	25.0	21	0.40	0.54	0.21	0.05	71	189	78	31	0.93	Magenta
19-007	270.0	300.0	30.0	26	0.57	0.77	0.29	0.07	83	313	117	58	0.97	Magenta
19-007	555.0	650.0	95.0	81	0.50	0.68	0.22	0.07	75	339	95	46	0.69	Unit 1/3
19-007	660.0	685.0	25.0	21	0.43	0.61	0.18	0.07	79	268	83	30	0.78	Unit 1/3
19-007	785.0	815.0	30.0	26	0.38	0.45	0.20	0.06	74	167	50	24	0.81	Unit 1/3

19-008	65.0	120.0	55.0	55	0.57	0.77	0.26	0.08	68	393	151	78	0.78	Magenta
19-008	540.0	710.0	170.0	120	1.44	1.88	0.75	0.19	120	862	202	119	2.60	Unit 1/3
19-008	770.0	825.0	55.0	39	0.73	1.04	0.22	0.07	105	129	33	21	0.72	Unit 1/3

19-009	19.0	54.0	35.0	33	0.38	0.54	0.19	0.05	93	184	69	45	0.34	Magenta
19-009	69.0	154.0	85.0	81	0.54	0.73	0.23	0.08	74	357	123	46	0.75	Magenta
19-009	449.0	504.0	55.0	27	0.32	0.50	0.16	0.08	140	55	16	16	0.27	Unit 1/3
19-009	704.0	1054.0	350.0	175	0.65	0.88	0.35	0.11	90	314	84	42	0.99	Unit 1/3
East Pit Infill
19-010	14.0	124.0	110.0	77	1.04	1.34	0.55	0.16	88	535	125	62	1.64	Unit 1
19-010	134.0	239.0	105.0	73	0.52	0.73	0.25	0.10	105	234	71	32	0.70	Unit 1
19-010	249.0	289.0	40.0	28	0.50	0.72	0.27	0.11	138	104	39	27	0.74	Unit 1
19-010	369.0	394.0	25.0	17	0.36	0.51	0.19	0.07	90	121	45	21	0.30	Unit 1
19-010	419.0	489.0	70.0	49	0.59	0.80	0.36	0.11	100	188	47	23	0.98	Unit 1

19-011	44.0	79.0	35.0	35	0.33	0.47	0.15	0.05	71	190	52	16	0.46	Unit 1
19-011	109.0	169.0	60.0	60	0.30	0.43	0.17	0.06	82	96	25	12	0.54	Unit 1

19-012	46.0	76.0	30.0	30	0.30	0.42	0.15	0.05	64	149	35	19	0.62	Unit 1

19-013	43.0	98.0	55.0	55	0.61	0.83	0.30	0.10	100	325	66	35	1.13	Unit 1

19-014	74.0	99.0	25.0	25	0.35	0.50	0.19	0.07	92	107	34	18	0.45	Unit 1
Condemnation
18-007	No intervals >25ft with Cu Eq Rec > 0.2%
18-008	No intervals >25ft with Cu Eq Rec > 0.2%
18-009	No intervals >25ft with Cu Eq Rec > 0.2%
18-010	No intervals >25ft with Cu Eq Rec > 0.2%
18-011	248.5	289.0	40.5	40	0.81	1.09	0.23	0.07	64	921	230	80	0.91	Discordant
18-012	No intervals >25ft with Cu Eq Rec > 0.2%

Notes:

(1)	Copper Equivalents (Rec Cu Eq % and Cu Eq %) based on the 2019 Reserve Prices from Table 2.
(2)
Recovered Copper Equivalent (Rec Cu Eq %) = ((Cu head grade x recovery x Cu Price) + (Ni head grade x recovery x Ni Price) + (Pt head grade x recovery x Pt Price) + (Pd head grade x recovery x Pd Price) + (Au head grade x recovery x Au Price) x (Co head grade x recovery x Co Price) = (Ag head grade x Ag recovery x Ag Price)) / (Cu recovery x Cu Price).

(3)	Reported intervals are > 25ft (drilled width) and >0.2% Rec Cu Eq. May include single 5 foot intervals <0.2% Rec Cu Eq % within the reported intercept.
(4)
Results report grade intercepts within Unit 1/3 and the Magenta Zone mineralized domains. True widths account for drill traces intersecting geological unit boundaries at angles other than 90 degrees. Four Metallurgical holes were drilled down dip to collect sample material.

Table 6. Drill hole information

	MN State Plane Ft	MN State Plane Ft	Feet Above Sea Level
HOLE-ID	LOCATION X	LOCATION Y	LOCATION Z	LENGTH ft	DIP Degrees	AZIMUTH Degrees	CORE_RC	HOLE_SIZE	Purpose
18-001	2906738.4	740324.4	1618.9	300	52	140	core	HQ	Metallurgy
18-002	2906739.6	740326.3	1618.9	300	90	223	core	HQ	Metallurgy
18-003	2906737.1	740328.3	1618.7	275	44	319	core	HQ	Metallurgy
18-004	2906999.1	740432.2	1618.2	300	49	147	core	HQ	Metallurgy
18-005	2906997.0	740435.0	1618.3	300	89	275	core	HQ	Metallurgy
18-006	2906992.6	740438.7	1618.3	250	47	313	core	HQ	Metallurgy
18-007	2904230.3	736459.8	1606.1	309	89	2	core	HQ	Condemnation
18-008	2904232.2	736462.6	1606.2	408	44	323	core	HQ	Condemnation
18-009	2904037.2	736369.9	1607.8	300	89	325	core	HQ	Condemnation
18-010	2904035.2	736373.9	1606.4	400	45	312	core	HQ	Condemnation
18-011	2904402.9	736549.5	1601.3	309	88	338	core	HQ	Condemnation
18-012	2904398.4	736552.4	1601.5	468	45	301	core	HQ	Condemnation
18-013	2898134.8	734111.0	1610.1	700	52	331	core	HQ	Metallurgy
18-014	2898209.0	734212.6	1612.1	774	51	319	core	HQ	Metallurgy
18-015	2898787.5	734492.6	1605.8	550	54	322	core	HQ	Metallurgy
18-016	2898681.8	734455.7	1610.1	550	54	323	core	HQ	Metallurgy
18-017	2906737.6	740322.6	1619.1	450	71	139	core	HQ	Metallurgy
18-018	2906990.3	740435.9	1618.4	500	58	155	core	HQ	Metallurgy
19-001	2898830.0	734050.9	1591.3	820	90	0	core	NQ	Infill
19-002	2898632.6	733757.7	1590.0	859	73	326	core	NQ	Infill
19-003	2898328.9	733845.8	1604.3	900	82	326	core	NQ	Infill
19-004	2898710.8	733991.2	1603.3	908	70	326	core	NQ	Infill
19-005	2897864.4	733811.7	1607.8	657	57	326	core	NQ	Infill
19-006	2897936.2	733706.0	1608.8	809	84	326	core	NQ	Infill
19-007	2898073.3	733863.1	1608.8	850	85	326	core	NQ	Infill
19-008	2898778.0	734249.3	1606.4	830	90	326	core	NQ	Infill
19-009	2898836.0	734190.0	1590.8	1100	77	146	core	NQ	Infill
19-010	2905726.7	739949.4	1605.8	519	90	326	core	NQ	Infill
19-011	2905867.9	740191.6	1603.2	259	80	326	core	NQ	Infill Pit edge def'n
19-012	2906092.8	740216.2	1603.8	220	60	326	core	NQ	Infill Pit edge def'n
19-013	2906317.3	740248.0	1599.4	200	60	326	core	NQ	Infill Pit edge def'n
19-014	2905647.4	740163.9	1604.1	259	55	326	core	NQ	Infill Pit edge def'n

Technical information and quality control notes
Drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The updated Reserve Statement was prepared by Herb Welhener, SME Registered Member No. 3434330 of Independent Mining Consultants, Inc. The updated Resource Statement was prepared by Zachary Black, SME Registered Member No. 4156858 of Hard Rock Consulting, LLC. Both Messrs. Black and Welhener were the “Qualified Persons” for the previously reported resources and reserves in the March 2018 NI 43.101 Technical Report.

The Qualified Person responsible for the supervision of the preparation of the drilling, sampling and assay program is Andrew Ware, SME Registered Member No. 4195069, chief geologist for PolyMet Mining Co. Mr. Ware is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified Person has verified the data disclosed, and data underlying the information or opinions contained herein. The Qualified Person designed and managed field, logging, sampling activities and the QA/QC verification for the drilling program.

Sampling and assay data from the drill core is monitored through the PolyMet quality assurance - quality control program designed to follow industry best practice. Drill core (NQ and HQ size) samples are selected by PolyMet geologists after re-orientating the core for geotechnical logging. The sample line is drawn independently of mineralization and core is sawn in half (and quarters for duplicates) with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary due to the presence of both geological and mineralizing contacts though generally sample length is five feet.

PolyMet inserts silica blanks, internal (and commercial) certified reference standards in addition to one-quarter core duplicates in the sample stream for quality control. The program meets or exceeds industry standards.

Samples are transported in sealed bags within sealed crates to ALS Geochemistry (“ALS”) located in Thunder Bay, Ontario, via a dedicated carrier service.

The entire sample is coarse crushed to -2mm to 90% passing. A 500g split is then pulverized to 106 microns with >95% passing. Routine analysis consists of a 33-element scan though an ICP-AES Package after a four-acid digest. Pt, Pd and Au are by fire assay with an ICP-AES finish on a 30g nominal sample weight. A whole rock ICP fusion plus LOI is run for a 13-element major element suite. Over-limit base metal results are managed though Assay Grade Four-acid digest ICP. For PGMs greater than 10 ppm, High grade Pt Pd and Au are by fire assay ICP-AES with an upper detection limit of 100ppm.

ALS Canada Ltd, Thunder Bay, is the Prep lab. All subsamples for assay are shipped to and assayed in ALS Canada Ltd. facilities in Vancouver.

*   *   *   *   *
About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100% of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.